Exhibit 99.1

QIWI Announces Third Quarter 2018 Financial Results

Third Quarter Total Adjusted Net Revenue Increases 62% to RUB 5,230 Million and Adjusted Net Profit Increases 10% to RUB 1,170 Million or RUB 18.99 per diluted share

QIWI revises 2018 Guidance

NICOSIA, CYPRUS – November 14, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the third quarter ended September 30, 2018.

Third Quarter 2018 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 62% to RUB 5,230 million ($79.7 million)

•	Payment Services Segment Net Revenue increased 34% to RUB 4,257 million ($64.9 million)

•	Adjusted EBITDA increased 23% to RUB 1,633 million ($24.9 million)

•	Adjusted Net Profit increased 10% to RUB 1,170 million ($17.8 million), or RUB 18.99 per diluted share

•	Payment Services Segment Net Profit increased 27% to RUB 2,487 million ($37.9 million) or RUB 40.35 per diluted share

•	Total Payment Services volume increased 26% to RUB 297.1 billion ($4.5 billion)

“Today I’m glad to share with you our third quarter 2018 results. This quarter we continued to grow our business delivering an impressive set of numbers. First of all, I would like to emphasize the robust performance of our core Payment Services segment, which demonstrated 34% segment net revenue growth and 27% segment net profit growth driven by the development of our payment ecosystem and growth in our key verticals including primarily betting related payment services that are presented as part of the e-commerce market vertical,” said Sergey Solonin, QIWI’s chief executive officer. “As we continued to benefit from the strong performance of the Payment Services segment, which remains a core part of our business, generating significant cash flows, we are well positioned to pursue our strategy and carry on with investing in new business lines and projects in order to build up our ecosystem, diversify our operations, prolong the life cycle of our clients and ultimately secure the long term growth prospects of our Company. Looking forward, we see many opportunities for growing our payment services business as well as for creating a wider digital ecosystem and broader service offering through our new projects.”

The Segment Presentation of the Results of Operations

As of September 30 2018, we distinguish three reportable segments as well as Corporate and Other category, as set below:

•

Payment Services (PS) segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services;

•	Consumer Financial Services (CFS) segment, which encompasses our consumer lending business SOVEST;

•	Small and Medium Enterprises (SME) segment, which encompasses Tochka business which is focused on offering a broad range of services for small and medium enterprises; and

•

Corporate and Other (CO) category, which encompasses expenses associated with the corporate operations of QIWI Group, Rocketbank, a digital banking service offering debit cards and deposits to retail customers as well as our R&D, projects and emerging business models.

Third Quarter 2018 Results

Adjusted and Segment Net Revenues: Total Adjusted Net Revenue for the quarter ended September 30, 2018 was RUB 5,230 million ($79.7 million), an increase of 62% compared with RUB 3,238 million in the prior year. The increase was mainly driven by Payment Services and SME Segments Net Revenue growth.

Payment Services Segment Net Revenue for the quarter ended September 30, 2018 was RUB 4,257 million ($64.9 million), an increase of 34% compared with RUB 3,179 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 3,668 million ($55.9 million), an increase of 38% compared with RUB 2,661 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by a volume growth in the E-commerce and Money Remittance market verticals as well as by an improvement in Payment Average Adjusted Net Revenue Yield resulting from the shift in product mix.

PS Other Adjusted Net Revenue1, which is principally composed of revenue from fees for inactive accounts and unclaimed payments and interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 589 million ($9.0 million), an increase of 14% compared with RUB 518 million in the prior year. Fees for inactive accounts and unclaimed payments for the third quarter ended September 30, 2018 were RUB 380 million ($5.8 million) compared with RUB 342 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 19% compared with the same period in the prior year.

Small and Medium Enterprises Segment Net Revenue which is composed of revenue from cash and settlement services (mostly associated with the information and technology service agreements with Otkritie Bank related to the operations of the Tochka project) for the quarter ended September 30, 2018 was RUB 842 million ($12.8 million) compared with nil in the third quarter of the prior year as a result of the launch of operations of the Tochka project and corresponding revenues from information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank as well as revenues for providing services to Tochka clients that have their accounts with QIWI Bank. As of September 30, 2018 the Tochka project has not yet been transferred to the new entity established with Bank “Otkritie”, thus the revenues of the Tochka project were fully recognized for the third quarter 2018 consistent with the previous quarters.

[1]

Payment Services Other Adjusted Net Revenue is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising related to the Payment Services Segment. It differs from Other Adjusted Net Revenue presented earlier as certain items contributing to interest revenues and other revenues were transferred to Consumer Financial Services Segment or Corporate and other Category. The numbers for the quarter and nine months ended September 30, 2017 are presented in the updated methodology for convenience purposes and may differ from the numbers presented earlier.

Adjusted EBITDA: For the quarter ended September 30, 2018, Adjusted EBITDA was RUB 1,633 million ($24.9 million), an increase of 23% compared with RUB 1,325 million in the prior year. Adjusted EBITDA increase was driven by Total Adjusted Net Revenue growth offset by an increase in payroll and related taxes (excluding effect of share based payments) to RUB 1,014 million for the quarter ended September 30, 2018 as compared to RUB 438 million for same period in the prior year resulting from a significant personnel expense increase in connection with the development of the SOVEST project, the launch of the Tochka project and transfer of Rocketbank to QIWI as well as by an increase of SG&A expense as follows. SG&A expenses growth was primarily driven by: (i) compensation to employees and related taxes (excluding effect of share-based payments) increase to RUB 799 million for the quarter ended September 30, 2018 as compared to RUB 455 million for same period in the prior year resulting from a significant personnel expense growth in connection with the development of the SOVEST project, the launch of the Tochka project and transfer of Rocketbank to QIWI; (ii) advertising, client acquisition and related expenses increase to RUB 525 million for the quarter ended September 30, 2018 as compared to RUB 413 million for same period in the prior year mostly due to expenses connected with SOVEST, Tochka and to a lesser extend Rocketbank projects as well as by the increase in credit loss expenses to RUB 236 million in the third quarter 2018 as compared to RUB 52 million for the same period of the prior year as a result of the development of the SOVEST project and corresponding growth of its credit portfolio. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 31.2% for the quarter ended September 30, 2018 compared with 40.9% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended September 30, 2018, Adjusted Net Profit was RUB 1,170 million ($17.8 million), an increase of 10% compared with RUB 1,064 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by a net foreign exchange loss2 as compared to the net foreign exchange gain in the same period in the prior year as well as an increase in income tax expenses.

For the quarter ended September 30, 2018, Payment Services Segment Net Profit was RUB 2,487 million ($37.9 million), an increase of 27% compared with RUB 1,952 million in the prior year driven by Payment Services Segment Net Revenue growth and slightly offset an increase in income tax expense.

The Consumer Financial Services Segment Net Loss in the second quarter 2018 was RUB 699 million ($10.7 million) as compared to a Net Loss of RUB 625 million in the same period of prior year resulting from the expansion of operations of the SOVEST project and associated costs mostly related to consumer acquisition.

The Small and Medium Enterprises Net Loss was RUB 80 million ($1.2 million) compared to a Net Loss of RUB 107 million in the prior year. The decrease of losses incurred was primarily driven by the Small and Medium Enterprises Segment Net Revenue growth due to the development of the Tochka project.

Corporate and Other Category Net Loss was RUB 538 million ($8.2 million), an increase of 246% compared with the net loss of RUB 156 million in the prior year primarily driven by expenses incurred in connection with the operations of Rocketbank in the amount of RUB 306 million for the third quarter of 2018 compared to nil in the same period of the prior year as well as several individually insignificant projects.

[2]

Foreign exchange gain/loss is calculated as total foreign exchange gain/loss, net recognized in the statement of comprehensive income excluding the effect of foreign exchange gain/loss on June 2014 offering proceed

Payment Services Other Operating Data: For the quarter ended September 30, 2018, Payment Services Segment payment volume was RUB 297.1 billion ($4.5 billion), an increase of 26% compared with RUB 235.9 billion in the prior year. The increase in payment volume was driven by growth in E-commerce and Money Remittances market verticals resulting largely from the development of certain payment solutions for merchants including betting merchants, new contracts and projects targeting the self-employed market as well as secular growth in some of our key categories. Payment Average Adjusted Net Revenue Yield was 1.23%, an increase of 10 bps compared with 1.13% in the prior year primarily driven to the shift of the product mix towards higher yielding E-commerce volumes offset by a slight decrease of average net revenue yields in key market verticals including E-commerce, Money Remittance and Financial Services.

Payment Services Segment Net Revenue Yield was 1.43%, an increase of 8 bps as compared with 1.35% in the prior year. Payment Services Segment Net Revenue Yield excluding the effect of fees for inactive accounts and unclaimed payments was 1.30%, an increase of 10 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 149,754 including Contact and Rapida physical points of service, a decrease of 2% compared with the prior year.

The number of active Qiwi Wallet accounts was 20.8 million as of September 30, 2018, an increase of 1.8 million, or 10%, as compared with 19.0 million in the third quarter 2017. The increase was driven mainly by development of consumer and merchant use cases in the core market verticals, network effects as well as increasing convenience and usability of our services.

Consumer Financial Services Other Operating Data: For the quarter ended September 30, 2018, Consumer Financial Services Segment payment volume was RUB 4.7 billion ($71.2 million). CFS payment volume increased more than four times as compared to the RUB 0.9 billion for the third quarter of 2017 driven by the growth and development of the SOVEST project.

Recent Developments

Acquisition of assets of Tochka and Rocketbank: In August 2017, we have executed a series of transactions to acquire the brands, software and hardware of Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses and Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank.

After the prolonged negotiations with the management of the Otkritie Bank on June 7 2018, QIWI, Otkritie Bank and Tochka management team have signed a partnership agreement to establish a new entity to collectively develop Tochka business as a multi-banking platform. Consequently, on July 4 2018, JCS Tochka was established. We anticipate that the launch of JSC Tochka will occur within the next several months and the new structure will consequently commence its business operations.

Further, in July 2018 we have reached the final agreements on the Rocketbank transaction. Pursuant to these agreements the Group acquired 100% of Rocketbank’s business on the terms materially equivalent to those originally agreed. Accordingly, we have begun the process of transferring Rocketbank customers to QIWI bank on July 25, 2018. As of the date of this report, we have almost completed the transfer of Rocketbank customers, personnel and business processes to QIWI and started to consolidate Rocketbank business as part of QIWI Group thereof. We aim to conclude the transfer by the end of 2018.

Dividend: Considering our expectations about the performance of the Group as well as our anticipated level of investments in 2019, the Board intends to review the previously announced suspension of dividend payments in the first quarter of 2019. It remains the long-term intention of the Company to distribute all excess cash to shareholders.

2018 Guidance3

QIWI upgrades its guidance in respect of 2018 outlook:

•	Total Adjusted Net Revenue is expected to increase by 40% to 45% over 2017;

•	Adjusted Net Profit is expected to decline by 15% to 10% over 2017;

•	Payment Services Segment Net Revenue is expected to increase by 22% to 27% over 2017;

•	Payment Services Segment Net Profit is expected to increase by 17% to 22% over 2017.

The upgrade of the guidance was primarily driven by the strong performance of Payment Services Segment as well as the recognition of the Tochka project revenues for the most part of the second half of 2018.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss third quarter 2018 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13684829. The replay will be available until Wednesday, November 21, 2018. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.8 million virtual wallets, over 149,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 89 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order and pay for goods and services or transfer money across virtual or physical environments interchangeably.

[3]	Guidance is provided in Russian rubles

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Consumer Financial Services segment, including our SOVEST business, the development of our Small and Medium Enterprises segment, including our Tochka business, as well as the development of other new projects. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31, 2017 (audited)	As of September 30, 2018 (unaudited)	As of September 30, 2018 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	724	1,084	17
Goodwill and other intangible assets	10,807	10,897	166
Investments in joint venture	832	825	13
Long-term debt instruments	1,100	497	8
Long-term loans	164	229	3
Other non-current assets	64	102	2
Deferred tax assets	245	155	2

Total non-current assets	13,936	13,789	210

Current assets
Trade and other receivables	9,648	8,602	131
Short-term loans	1,691	4,565	70
Short-term debt instruments	704	1,436	22
Prepaid income tax	187	4	0
Cash and cash equivalents(2)	18,406	28,881	440
Other current assets	458	739	11

Total current assets	31,094	44,227	674

Assets of disposal group classified as held for sale	29	930	14

Total assets	45,059	58,946	899

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0
Additional paid-in capital	1,876	1,876	29
Share premium	12,068	12,068	184
Other reserve	1,462	1,981	30
Retained earnings	5,715	8,209	125
Translation reserve	(2)	363	6

Total equity attributable to equity holders of the parent	21,120	24,498	373
Non-controlling interests	37	39	1

Total equity	21,157	24,537	374

Non-current liabilities
Long-term customer accounts	—	197	3
Other non-current liabilities	10	—	0
Deferred tax liabilities	826	701	11

Total non-current liabilities	836	898	14

Current liabilities
Trade and other payables	19,599	20,577	314
Amounts due to customers and amounts due to banks	3,182	11,895	181
VAT and other taxes payable	198	459	7
Income tax payable	32	94	1
Other current liabilities	51	486	7

Total current liabilities	23,062	33,511	511

Liabilities directly associated with the assets of a disposal group classified as held for sale	4	—	—

Total equity and liabilities	45,059	58,946	899

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD(1)
Revenue	5,130	7,943	121
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,399	3,881	59
Selling general and administrative expenses	1,527	2,552	39
Depreciation and amortization	189	221	3
Credit loss expense	52	236	4
Profit from operations	963	1,053	16

Other income and expenses, net	(22)	(2)	(0)
Foreign exchange gain	59	344	5
Foreign exchange loss	(72)	(274)	(4)
Interest income and expenses, net	1	2	0

Profit before tax	929	1,123	17
Income tax expense	(136)	(270)	(4)

Net profit	793	853	13

Attributable to:
Equity holders of the parent	786	842	13
Non-controlling interests	7	11	0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(45)	108	2

Total comprehensive income net of tax attributable to:	748	961	15

Equity holders of the parent	741	950	14
Non-controlling interests	7	11	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	12.93	13.74	0.21

Diluted profit attributable to ordinary equity holders of the parent	12.84	13.66	0.21

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD(1)
Revenue	14,532	21,329	325
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	6,703	10,396	158
Selling general and administrative expenses	3,809	6,593	101
Depreciation and amortization	598	623	9
Credit loss expense	88	361	6
Impairment of intangible assets	—	23	0
Profit from operations	3,334	3,333	51

Other income and expenses, net	(30)	(91)	(1)
Foreign exchange gain	233	821	13
Foreign exchange loss	(333)	(634)	(10)
Interest income and expenses, net	8	14	0

Profit before tax	3,212	3,443	52
Income tax expense	(525)	(712)	(11)

Net profit	2,687	2,731	42

Attributable to:
Equity holders of the parent	2,669	2,702	41
Non-controlling interests	18	29	0

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(115)	365	6

Total comprehensive income net of tax attributable to:	2,572	3,096	47

Equity holders of the parent	2,554	3,067	47
Non-controlling interests	18	29	0

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	43.98	44.23	0.67

Diluted profit attributable to ordinary equity holders of the parent	43.71	43.88	0.67

Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30,	September 30,
	2017	2018	September 30, 2018
	RUB	RUB	USD(1)
Cash flows from operating activities
Profit before tax	3,212	3,443	52

Adjustments to reconcile profit before income tax to net cash flow (used in)/ generated from operating activities
Depreciation and amortization	598	623	9
Foreign exchange loss/(gain), net	100	(187)	(3)
Interest income, net	(765)	(1,038)	(16)
Credit loss expense	88	361	6
Share-based payments	288	519	8
Loss/(gain) from initial recognition, net	—	103	2
Other	32	108	2

Operating profit before changes in working capital	3,553	3,932	60

Decrease in trade and other receivables	898	335	5
Decrease/(increase) in other assets	183	(316)	(5)
Increase/(decrease) in customer accounts and amounts due to banks	(718)	8,725	133
Decrease in accounts payable and accruals	(2,046)	742	11
Increase in loans issued from banking operations	(741)	(3,200)	(49)

Cash generated from operations	1,129	10,218	156

Interest received	798	871	13
Interest paid	(52)	(78)	(1)
Income tax paid	(671)	(476)	(7)

Net cash flow generated from operating activities	1,204	10,535	161

Cash flows used in investing activities
Cash inflow from business combination	—	234	4
Acquisition of joint control company	(813)	(21)	(0)
Purchase of property and equipment	(140)	(564)	(9)
Purchase of intangible assets	(190)	(247)	(4)
Advances issued for other non-current assets	(944)	—	—
Loans issued	(376)	(135)	(2)
Repayment of loans issued	303	3	0
Purchase of debt instruments	(1,376)	(810)	(12)
Proceeds from settlement of debt instruments	1,775	672	10

Net cash flow used in investing activities	(1,761)	(868)	(13)

Cash flows used in financing activities
Dividends paid to owners of the Group	(2,148)	—	—
Dividends paid to non-controlling shareholders	(11)	(27)	(0)

Net cash flow used in financing activities	(2,159)	(27)	(0)

Effect of exchange rate changes on cash and cash equivalents	(301)	813	12
Effect of expected credit losses on cash and cash equivalents(2)	—	(7)	(0)

Net increase\ (decrease) in cash and cash equivalents	(3,017)	10,446	159

Cash and cash equivalents at the beginning of the period	19,021	18,435	281

Cash and cash equivalents at the end of the period(3)	16,004	28,881	440

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)

Cash and cash equivalents presented in the Consolidated Statement of Financial Position as of December 31, 2017 does not reconcile with the cash and cash equivalents presented in the Consolidated Statement of Cash Flows for twelve months ended December 31, 2017 due to the cash balances classified as part of the assets held for sale.

QIWI plc.

Reporting Segments Data

	Three months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	3,238	5,230	79.7

Payment Services	3,179	4,257	64.9
Consumer Financial Services	52	125	1.9
Small and Medium Enterprises	0	842	12.8
Corporate and Other	7	6	0.1

Total Segment Net Profit(3)	1,064	1,170	17.8

Payment Services	1,952	2,487	37.9
Consumer Financial Services	(625)	(699)	(10.7)
Small and Medium Enterprises	(107)	(80)	(1.2)
Corporate and Other	(156)	(538)	(8.2)

	Nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD (1)
Total Segment Net Revenue(2)	9,077	13,839	211.0

Payment Services	9,080	11,757	179.2
Consumer Financial Services	(26)	186	2.8
Small and Medium Enterprises	0	1,859	28.3
Corporate and Other	23	37	0.6

Total Segment Net Profit(3)	3,412	3,123	47.6

Payment Services	5,530	6,946	105.9
Consumer Financial Services	(1,517)	(2,080)	(31.7)
Small and Medium Enterprises	(107)	(496)	(7.6)
Corporate and Other	(494)	(1,247)	(19.0)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)	For the quarter ended September 30, 2017 and September 30, 2018 Total Adjusted Net Revenue is equal to Total Segment Net Revenue
(3)	For the quarter ended September 30, 2017 and September 30, 2018 Total Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD(1)
Revenue	5,130	7,943	121.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,399	3,881	59.2
Plus: Payroll and related taxes	507	1,168	17.8

Total Adjusted Net Revenue	3,238	5,230	79.7

Segment Net Revenue
Payment Services Segment Revenue	5,092	6,838	104.3
PS Payment Revenue (2)	4,366	6,025	92
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	1,948	2,735	42
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	243	378	6

PS Payment Adjusted Net Revenue	2,661	3,668	55.9

PS Other Revenue (5)	726	813	12
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	248	274	4
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	40	50	1

PS Other Adjusted Net Revenue	518	589	9.0

Payment Services Segment Net Revenue	3,179	4,257	64.9

Consumer Financial Services Segment Revenue	25	160	2.4
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	82	212	3.2
Plus: Compensation to employees and related taxes	108	177	2.7

Consumer Financial Services Segment Net Revenue	52	125	1.9

SME Revenue	0	895	13.6
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	101	438	6.7
Plus: Compensation to employees and related taxes	101	384	5.9

SME Net Revenue	0	842	12.8

Corporate and Other Category Revenue	13	50	0.8
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	20	222	3.4
Plus: Compensation to employees and related taxes	15	179	2.7

Corporate and Other Category Net Revenue	7	6	0.1

Total Segment Net Revenue	3,238	5,230	79.7

Net Profit	793	853	13.0

Plus:
Depreciation and amortization	189	221	3.4
Other income	22	2	0.0
Foreign exchange gain	(59)	(344)	(5.2)
Foreign exchange loss	72	274	4.2
Interest expenses	(1)	(2)	(0.0)
Income tax expenses	136	270	4.1
Share-based payments expenses	173	359	5.5

Adjusted EBITDA	1,325	1,633	24.9

Adjusted EBITDA margin	40.9%	31.2%	31.2%
Net profit	793	853	13.0
Amortization of fair value adjustments(7)	75	78	1.2
Share-based payments expenses	173	359	5.5
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	38	(105)	(1.6)
Effect of taxation of the above items	(15)	(15)	(0.2)

Adjusted Net Profit	1,064	1,170	17.8

Adjusted Net Profit per share:
Basic	17.50	19.10	0.29
Diluted	17.38	18.99	0.29

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,791	61,276	61,276
Diluted	61,228	61,634	61,634

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Nine months ended
	September 30, 2017	September 30, 2018	September 30, 2018
	RUB	RUB	USD(1)
Revenue	14,532	21,329	325.2

Minus: Cost of revenue (exclusive of depreciation and amortization)	6,703	10,396	158.5
Plus: Payroll and related taxes	1,248	2,906	44.3

Total Adjusted Net Revenue	9,077	13,839	211.0

Segment Net Revenue
Payment Services Segment Revenue	14,460	18,962	289.1
PS Payment Revenue (2)	12,297	16,786	256
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(3)	5,507	7,471	114
Plus: Compensation to employees and related taxes allocated to PS Payment Revenue(4)	714	938	14

PS Payment Adjusted Net Revenue	7,504	10,253	156.3

PS Other Revenue (5)	2,163	2,176	33
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(6)	713	793	12
Plus: Compensation to employees and related taxes allocated to PS Other Revenue(4)	126	122	2

PS Other Adjusted Net Revenue	1,576	1,504	22.9

Payment Services Segment Net Revenue	9,080	11,757	179.3

Consumer Financial Services Segment Revenue	39	307	4.7
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	341	653	10.0
Plus: Compensation to employees and related taxes	276	532	8.1

Consumer Financial Services Segment Net Revenue	(26)	186	2.8

SME Revenue	0	1,960	29.9
Minus: Cost of SME revenue (exclusive of depreciation and amortization)	101	1,092	16.6
Plus: Compensation to employees and related taxes	101	990	15.1

SME Net Revenue	0	1,859	28.3

Corporate and Other Category Revenue	33	100	1.5
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	42	387	5.9
Plus: Compensation to employees and related taxes	32	323	4.9

Corporate and Other Category Net Revenue	23	37	0.6

Total Segment Net Revenue	9,077	13,839	211.0

Net Profit	2,687	2,731	41.6

Plus:
Depreciation and amortization	598	623	9.5
Other income and expenses, net	30	91	1.4
Foreign exchange gain	(233)	(821)	(12.5)
Foreign exchange loss	333	634	9.7
Interest income and expenses, net	(8)	(14)	(0.2)
Income tax expenses	525	712	10.9
Share-based payments expenses	288	519	7.9

Adjusted EBITDA	4,220	4,475	68.2

Adjusted EBITDA margin	46.5%	32.3%	32.3%
Net profit	2,687	2,731	41.6
Amortization of fair value adjustments(7)	269	225	3.4
Share-based payments expenses	288	519	7.9
Foreign Exchange loss/(gain) on June 2014 offering proceeds(8)	220	(308)	(4.7)
Effect of taxation of the above items	(52)	(44)	(0.7)

Adjusted Net Profit	3,412	3,123	47.6

Adjusted Net Profit per share:

Basic	56.22	51.12	0.78
Diluted	55.88	50.72	0.77

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	60,690	61,089	61,089
Diluted	61,064	61,579	61,579

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(4)

The Company does not record the compensation to employees and related taxes within cost of revenue separately for PS Payment Revenue and PS Other Revenue; therefore, it has been allocated between PS Payment Revenue and PS Other Revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.

(5)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(6)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to PS Other Revenue and costs of call-centers and advertising commissions.

(7)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(8)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	September 30, 2017	September 30, 2018 (1)	September 30, 2018 (1)
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	235.9	297.1	4.5

E-commerce	43.8	68.5	1.0
Financial services	59.1	64.7	1.0
Money remittances	74.2	108.2	1.6
Telecom	44.4	45.4	0.7
Other	14.4	10.3	0.2

Payment adjusted net revenue (million)(3)	2,661.2	3,667.3	55.9

E-commerce	1,332.0	2,042.2	31.1
Financial services	310.0	278.8	4.3
Money remittances	755.9	1,079.7	16.5
Telecom	199.4	206.5	3.1
Other	63.9	60.1	0.9

Payment Average Adjusted Net Revenue Yield	1.13%	1.23%	1.23%

E-commerce	3.04%	2.98%	2.98%
Financial services	0.52%	0.43%	0.43%
Money remittances	1.02%	1.00%	1.00%
Telecom	0.45%	0.46%	0.46%
Other	0.44%	0.58%	0.58%

Payment Services Segment Net Revenue Yield	1.35%	1.43%	1.43%
Active kiosks and terminals (units)(4)	152,509	149,754	149,754
Active Qiwi Wallet accounts (million)(5)	19.0	20.8	20.8

Consumer Financial Services Segment key operating metrics
Payment volume (million)(6)	879	4,669	71.2
CFS Segment Net Revenue Yield	n/a	2.67%	2.67%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(5)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(6)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.

QIWI plc.

Other Operating Data

	Nine months ended
	September 30, 2017	September 30, 2018 (1)	September 30, 2018
	RUB	RUB	USD (2)
Payment Services Segment key operating metrics
Payment volume (billion)(3)	660.2	809.2	12.3

E-commerce	120.4	178.0	2.7
Financial services	174.9	178.5	2.7
Money remittances	195.8	287.0	4.4
Telecom	128.1	130.0	2.0
Other	41.0	35.8	0.5

Payment adjusted net revenue (million)(4)	7,504.2	10,251.7	156.3

E-commerce	3,756.5	5,819.4	88.7
Financial services	927.1	844.0	12.9
Money remittances	2,057.7	2,801.8	42.7
Telecom	572.7	583.5	8.9
Other	190.2	202.9	3.1

Payment average adjusted net revenue yield	1.14%	1.27%	1.27%

E-commerce	3.12%	3.27%	3.27%
Financial services	0.53%	0.47%	0.47%
Money remittances	1.05%	0.98%	0.98%
Telecom	0.45%	0.45%	0.45%
Other	0.46%	0.57%	0.57%

Payment Services Segment Net Revenue Yield	1.37%	1.45%	1.45%
Active kiosks and terminals (units)(5)	152,509	149,754	149,754
Active Qiwi Wallet accounts (million)(6)	19.0	20.8	20.8

Consumer Financial Services Segment key operating metrics
Payment volume (million)(7)	1,384	10,156	154.8
CFS Segment Net Revenue Yield	n/a	1.83%	1.83%

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 65.5906 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2018.
(2)

Starting from the third quarter 2018 we have updated our methodology of payment net revenue allocation between different market verticals to better reflect our new streams of payments. The change materially effects only the distribution of Payment Adjusted Net Revenue between E-commerce and Money Remittances market verticals for the second quarter 2018 and was applied retrospectively when calculating the 9 months figures. Respective numbers for the second quarter 2018 were as follows: E-commerce Payment Adjusted Net Revenue was RUB 1,875.7 million; Money Remittances Payment Adjusted Net Revenue was RUB 946.2 million. No other category or period was affected.

(3)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(4)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A) plus compensation to employees and related taxes allocated to PS Payment Revenue. PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.
(7)	Consumer Financial Services Segment payment volume (million) consist of the amounts paid by our customers using SOVEST card to our partner merchants.